

03054901

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 35084

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SoCal Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24351 Pasto Road, Suite B
(No. and Street)

Dana Point, California 92629
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jehu Hand (949) 488-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armando C. Ibarra
(Name – *if individual, state last, first, middle name*)

371 E Street, Chula Vista, California 91910
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jehu Hand, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SoCal Securities, as of March 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of California)
County of Orange)

Subscribed and sworn to before me on June 26, 2003.

Notary Public

Signature

President

Title


KIMBERLY PETERSON
Commission # 1404668
Notary Public - California
Orange County
My Comm. Expires Mar 10, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ARMANDO C. IBARRA

Certified Public Accountant
A Professional Corporation

Armando C. Ibarra, CPA.
Armando Ibarra, Jr., CPA, J.D.

Members of the American Institute of Certified Public Accountants
Members of the California Society of Certified Public Accountants
Members of the Better Business Bureau since 1997

INDEPENDENT AUDITOR'S REPORT


SEC MAIL
RECEIVED
JUN 3 0 2003
WASH. D.C.
187

To the Board of Directors
SoCal Securities
(formerly Stockdale Securities)

We have audited the accompanying balance sheets of SoCal Securities (formerly Stockdale Securities) as of March 31, 2003 and 2002 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SoCal Securities (formerly Stockdale Securities) as of March 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



ARMANDO C. IBARRA, CPA - APC

June 9, 2003

371 E Street, Chula Vista, CA 91910

Tel: (619) 422-1348 **Fax: (619) 422-1465**

SoCAL SECURITIES
(Formerly Stockdale Securities)
Balance Sheet

	Year Ended March 31, 2003	Year Ended March 31, 2002
ASSETS		
Current Assets		
Cash	$ 14,481	$ 6,349
Notes receivable	200	3,500
Total Current Assets	14,681	9,849
TOTAL ASSETS	**$ 14,681**	**$ 9,849**
LIABILITIES & STOCKHOLDERS' EQUITY		
Current Liabilities		
Income tax payable	$ 800	$ 1,600
Total Current Liabilities	800	1,600
TOTAL LIABILITIES	800	1,600
Stockholders' Equity		
Common stock (100,000 shares authorized; 10,000 shares issued & outstanding at March 31, 2003 & 2002	10,000	10,000
Additional paid-in capital	25,817	25,817
Retained earnings	(21,936)	(27,568)
Total Stockholders' Equity	13,881	8,249
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$ 14,681**	**$ 9,849**

See Notes to the Financial Statements

SoCAL SECURITIES
(Formerly Stockdale Securities)
Statement of Operations

	Year Ended March 31, 2003	Year Ended March 31, 2002
Revenues		
Commissions earned	$ 9,000	$ -
Interest income	56	81
Total Revenues	9,056	81
Expenses		
Regulatory fees	461	816
General and administrative expenses	2,163	2,379
Total Expenses	2,624	3,195
Operating Loss	**6,432**	**(3,114)**
Income tax expense	(800)	(800)
Net Income (Loss)	**$ 5,632**	**$ (3,914)**
Basic earnings (loss) per share	$ 0.56	$ (0.39)
Weighted average number of common shares outstanding	$ 10,000	$ 10,000

See Notes to the Financial Statements

SoCAL SECURITIES
(Formerly Stockdale Securities)
Computation of Net Capital Under Rule 15c 3-1
of the Securities and Exchange Commission

	Year Ended March 31, 2003	Year Ended March 31, 2002
Total Stockholders' Equity from statement of financial condition	$ 14,681	$ 9,849
Deduct nonallowable assets- Note Receivable	(200)	(3,500)
Net Capital	14,481	6,349
Minimum net capital required - the greater of 6-2/3% of aggregated indebtedness of $800 or $5,000	5,000	5,000
Excess Net Capital	$ 9,481	$ 1,349
Aggregate Indebtedness	$ 800	$ 1,600
Ratio of Aggregate Indebtedness to Net Capital	.06 to 1	.25 to 1

See Notes to the Financial Statements

SoCAL SECURITIES
(Formerly Stockdale Securities)
Statement of Stockholders' Equity
March 31, 2003

	Common Shares		Common Stock Amount		Additional Paid-in Capital		Retained Earnings		Total Stockholders' Equity
Balance, March 31, 1998	10,000	$	10,000	$	18,536	$	(10,599)	$	17,937
Prior period adjustment (See Note 7)							800		800
Paid-in capital					2,281				2,281
Net loss March 31, 1999							(6,602)		(6,602)
Balance, March 31, 1999	**10,000**		**10,000**		**20,817**		**(16,401)**		**14,416**
Paid-in capital					2,000				2,000
Net loss March 31, 2000							(3,254)		(3,254)
Balance, March 31, 2000	**10,000**		**10,000**		**22,817**		**(19,655)**		**13,162**
Paid-in capital					3,000				3,000
Net loss March 31, 2001							(3,999)		(3,999)
Balance, March 31, 2001	**10,000**		**10,000**		**25,817**		**(23,654)**		**12,163**
Net loss March 31, 2002							(3,914)		(3,914)
Balance, March 31, 2002	**10,000**		**10,000**		**25,817**		**(27,568)**		**8,249**
Net Income March 31, 2003							5,632		5,632
Balance, March 31, 2003	**10,000**	**$**	**10,000**	**$**	**25,817**	**$**	**(21,936)**	**$**	**13,881**

See Notes to the Financial Statements

SoCAL SECURITIES
(Formerly Stockdale Securities)
Statement of Cash Flows

	Year Ended March 31, 2003	Year Ended March 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Operating Income (loss)	$ 5,632	$ (3,914)
Decrease in notes receivable	3,300	3,000
Increase in income tax payable	(800)	800
Net cash provided (used) by operating activities	8,132	(114)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash provided by investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Net cash provided by financing activities	-	-
Net increase (decrease) in cash	**8,132**	**(114)**
Cash at beginning of year	**6,349**	**6,463**
Cash at end of year	**$ 14,481**	**$ 6,349**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid	$ -	$ -
Income taxes paid	$ 1,600	$ -

See Notes to the Financial Statements

SoCAL SECURITIES
(Formerly Stockdale Securities)
Notes to Financial Statements
For the Year Ended March 31, 2003

NOTE 1 – GENERAL

Stockdale Securities (the Company) was incorporated on April 6, 1985 in California as Erlinger & Associates, Inc. On August 5, 1985, the Company changed its name to Vista Financial Services Group and began to provide investment-banking services. During the year ended March 31, 1993, the Company changed its name to Eurocapital Partners, Inc. On April 20, 1995, the Company changes its name to Stockdale Securities. On May 10, 1995, all of the outstanding shares of the Company's common stock were purchased by Aspen Equity Partners, Ltd. In exchange for cash in the amount of $10,000 plus the estimated net book value of the Company as of such date. The Company does not carry customers' accounts or hold securities for the accounts of customers. The Company is registered with the Securities Exchange Commission (SEC) as a broker/dealer in securities and is a member of the National Association of Securities Dealers, Inc. (NASD).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting. Under the accrual basis of accounting, revenues are recorded as earned and expenses are recorded at the time liabilities are incurred. The Company has adopted a March 31, year-end.

b. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

d. Estimates and Adjustments

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In accordance with FASB 16 all adjustments are normal and recurring.

SoCAL SECURITIES
(Formerly Stockdale Securities)
Notes to Financial Statements
For the Year Ended March 31, 2003

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

e. Income Taxes

Income taxes are provided in accordance with Statement of Financial accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

f. Basic Earnings per Share

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share", which specifies the computation, presentation and disclosure requirements for earnings (loss) per share for entities with publicly held common stock. SFAS No. 128 supersedes the provisions of APB No. 15, and requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share. The Company has adopted the provisions of SFAS No. 128 effective October 6, 1998 (inception).

Basic net loss per share amounts is computed by dividing the net income by the weighted average number of common shares outstanding. Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

g. Revenue recognition & Securities Transactions

Securities transactions and the related gains and losses are recorded on the trade date.

Commissions revenue and expenses are recorded on a trade date basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NEW ACCOUNTING PRONOUNCEMENTS:

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). Among other things, SFAS 145 eliminates the requirement that gains and losses from the extinguishments of debt be classified as extraordinary items. SFAS 145 is effective for fiscal years beginning after May 15, 2002, with early adoption permitted. The adoption of SFAS 145 did not have a material effect on the Companies financial statements.

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The adoption of SFAS 146 did not have a material effect on the Companies financial statements.

In October 2002, the Financial Accounting Standards Board issued SFAS No. 147, "Acquisitions of Certain Financial Institutions – an amendment of FASB Statements No. 72 and 144 and FASB interpretation No. 9". SFAS 147 removes acquisitions of financial institutions from the scope of both Statement 72 and interpretation 9 and requires that those transactions be accounted for in accordance with FASB Statements No. 141, *Business Combinations*, and No. 142 *Goodwill and Other Intangible Assets.* Thus, the requirement in paragraph 5 of Statement 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of this Statement. In addition, this Statement amends FASB Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor and borrower relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that Statement 144 requires for other long-lived assets that are held and used. SFAS 147 is effective October 1, 2002. The adoption of SFAS 147 did not have a material effect on the Companies financial statements.

NOTE 3 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no significant source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through sale of its securities through private placements.

SoCAL SECURITIES
(Formerly Stockdale Securities)
Notes to Financial Statements
For the Year Ended March 31, 2003

NOTE 4. - INCOME TAXES

	As of March 31, 2003
Deferred tax assets:	
Net operating tax carryforwards	$ 3,290
Other	-0-
Gross deferred tax assets	3,290
Valuation allowance	(3,290)
Net deferred tax assets	$ -0-

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance.

The provision for income taxes in the statement of operation is comprised of the following:

Current:		
Federal	$ -0-	
State	800	
Total		$ 800
Deferred:		
Federal	-0-	
State	-0-	
Total	-0-	
Income tax expense		$ 800

Income tax payable was $ 800 as of the year ended March 31, 2003.

SoCAL SECURITIES
(Formerly Stockdale Securities)
Notes to Financial Statements
For the Year Ended March 31, 2003

NOTE 5 - SCHEDULE OF NET OPERATING LOSSES

1997 Net Operating Loss	(9,799)
1998 Net Operating Loss	(6,602)
1999 Net Operating Loss	(3,254)
2002 Net Operating Loss	(3,999)
2001 Net Operating Loss	(3,914)
2002 Net Operating Income	5,632
Net Operating Loss	$ (21,936)

Temporary differences that give rise to deferred tax assets are comprised of net operating loss carryforwards. At March 31, 2003, the Company has a net operating loss carryforward of $(21,936) which, if not utilized, will completely expire twenty years from the date the loss was incurred. It is reasonable possible that the Company's estimate of valuation allowance will change.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for federal income tax purposes are subject to annual limitations. On May 10, 1995, such a change in ownership occurred which will subject the Company to limitations on the use of its net operating loss carryforwards.

NOTE 6 – RESERVE REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K (2) (ii) of such rule) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold fund or securities of customers.

NOTE 7 – REPORTING REQUIREMENTS

The Company is required to file periodic reports with the NASD and the SEC.

SoCAL SECURITIES
(Formerly Stockdale Securities)
Notes to Financial Statements
For the Year Ended March 31, 2003

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is required as a broker-dealer, under provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, to maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. The Company is also required to maintain minimum working net capital of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, as of March 31, 2003. As of March 31, 2003, the Company has a ratio of aggregate indebtedness to net capital of .06 to 1, and net capital, as defined, of $13,681.

The computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of March 31, 2003 results in a net capital of $13,881 and thereby differs from the Company's computation of net capital included in its Parts IIA Focus Report as of that date, of $14,681. The difference of $800 was a result of the following changes:

Allowable Item	March 31, 2003 Focus Report	Computation of Net Capital derived from audited financial statements	Difference
Cash	14,681	(14,681)	(0)
Taxes Payable		(800)	(800)
Accumulated Deficit	(21,136)	(21,936)	(800)

There were no material differences between the computation of net capital under SEC Rule 15c3-1 and the Company's computation of net capital as of March 31, 2003 included in its Part IIA Focus Report as of that date.